LNB ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT
OUR PRIORITY IS TO SAVE YOU TIME AND MONEY

March 30, 2022

To the **Members and Peter Goodman**
CEO
Kazoo, LLC
Washington, D.C

Re: **Letter Transmitting Reviewed Financial Statements Reports**

Enclosed is a copy of Kazoo LLC's financial statements for December 31, 2021, and our accountant's review report on those financial statements. We conducted our review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and complied with the AICPA's *Code of Professional Conduct*, including the ethical principles of integrity, objectivity, professional competence, and due care.

You agreed to include our accountant's review report in any document containing financial statements that indicates that such financial statements have been reviewed by us and, prior to inclusion of the report, to obtain our permission to do so. Please, refer to our engagement letter dated March 21, 2022, for the terms and responsibilities of each party.

We appreciate the opportunity to be of service to you.

Very truly yours,

LNB Accounting

Concord, California

1320 WILLOW PASS ROAD, STE 600 – CONCORD, CA 94520
PHONE : 925-231-1464 – FAX : 866-599-8587 – EMAIL : INFO@LNBACCOUNTING.COM



KAZOO, LLC

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2021

With Comparative Totals as of December 31, 2020

KAZOO, LLC
Table of Contents
December 31, 2021, and 2020

Independent Accountant's Report 1

Financial Statements

    Balance Sheets (Unaudited) 2

    Statements of Income (Unaudited) 3

    Statements of Cash Flows (Unaudited) 4

    Statements of Member's Equity (Unaudited) 5

    Notes to Financial Statements (Unaudited) 6



LNB ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT
OUR PRIORITY IS TO SAVE YOU TIME AND MONEY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members and Management
Kazoo, LLC
Washington, D.C

We have reviewed the accompanying financial statements of Kazoo, LLC (a District of Columbia limited liability company), which comprise the balance sheet as of December 31, 2021, and the related statements of income, members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Kazoo, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirement related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

LNB Accounting

Concord, California
March 30, 2022

Kazoo, LLC

Balance Sheets

Year Ended December 31, 2021 an

ASSETS

Current Assets
Cash and Cash Equivalents
Total Current Assets

Non-Current Assets
App Development Costs
Intangibles, Net
(Less Accumulated Amortization)
Total Non-Current Assets

Total Assets

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Current Liabilities
Notes Payable - Current
Other Current Liabilities
Total Current Liabilities

Long Term Liabilities
Notes Payable - Related Parties
Convertible Debt
Total Long Term Liabilites

Member's Equity (Deficit)
Membership Units - Series B, 20,000,000 Authorized; 4,031,935 Issued a
Series B, No Par Value, 4,016,935 Issued and Outstanding
Series B, Par Value $1/Unit, 15,000 Issued and Outstanding
Total Membership Units - Series B, 20,000,000 Authorized; 4,031,935 Iss

Kazoo, LLC

Statements of Income

Year Ended December 31, 2021 and 2020

	2021	2020
Operating Income		
Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
General and Administrative	6,817	12,745
Marketing and Advertising	25,964	11,569
Professional Fees	37,060	26,264
Software and Technology	8,878	16,595
Depreciation and Amortization	4,597	2,299
Total Operating Expenses	83,316	69,472
Net Operating Income (Loss)	(83,316)	(69,472)
Other Income and Expense		
Tax Exempt Income	-	2,000
Interest Expense	(51,472)	(40,612)
Organizational Costs	-	-
Guaranteed Payments to Partners	(35,150)	-
Total Other Income and Expense	(86,622)	(38,612)
Net Income (Loss) Before Provision for Income Tax	(169,938)	(108,084)
Provision for Taxes	-	-
Net Income (Loss)	$ (169,938)	$ (108,084)

Unaudited - See accompanying notes.

Kazoo, LLC
Statement of Cash Flow
Year Ended December 31, 2021 and 2020

	2021
Cash Flows From Operating Activies	
Net Loss	$ (169,938)
Adjustment to reconcile net loss to	
net cash from operating activities	
Amortization	4,597
Interest expense attributable to amortization of debt	
increase accrued interest	51,471
Syndication Cost	-
Net Cash Flows From Operating Activities	(113,870)
Cash Flows From Investing Activities	
App Development	(19,250)
Net Cash Flows From Investing Activities	(19,250)
Cash Flows From Financing Activies	
Proceeds from issuance of long-term notes	61,681
Debt repayments	(17,066)
Issuance	87,467
Financing from related parties	3,500
Net Cash Flows From Financing Activities	135,582
Net Change in Cash	2,462
Cash at Beginning of Period	8,012
Cash at End of Period	$ 10,474

Kazoo, LLC

Statements of Members' Equity

Year Ended December 31, 2021, and 2020

	Series B Member Units Issued, No Par Value - 4,016,935 units	Series B Member Units Issued, at $1/Unit - 15,000 units	Series A M Units Issue Value - 1
Balance, April 1, 2019	$ -	-	
Net Income (Loss)	-	-	
Member Contributions	1,095	15,000	
Balance, December 31, 2019	1,095	15,000	
Net Income (Loss)	-	-	
Balance, December 31, 2020	$ 1,095	15,000	
Net Income (Loss)	-	-	
Member Contributions	29,467	-	
Balance, December 31,2021	$ 30,562	15,000	

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Kazoo, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the District of Columbia on April 01, 2019.

The Company developed an app platform designed for the B2B and B2C markets that uniquely aggregates multiple technologies to ensure a fluid user experience. It is the first and only app platform in the market designed to provide essential mobile security, social, location, and communications features all in one product. The Company's powerful technology provides encrypted safety capabilities that enable users to stream on-scene live video streaming with the tap of a button for instant notification to emergency contacts and law enforcement. With its 50+ easy-to-use features, Kazoo is the all-in-one companion app for life. Some of these features include instant safety, group chats, lifestyle alerts, integrated navigation, recent activity, battery alerts, event planning, and video chat.

The Company's plan is to grow its revenues significantly by launching its iOS and Android versions of its technology. The Company intends to license its technology via a white label technology to companies in the telecom, ridesharing, tourism, and home security sectors.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

Launching and funding the app platform requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. All cash balances are held at major banking institutions.

Intangibles

App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles until implementation. Syndication costs were incurred to market or sell interests in the LLC. They are capitalized and amortized using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2021. The following is a summary of intangibles as of December 31, 2021, and 2020.

	12/31/2021	12/31/2020
App Development Cost	444,707	425,456
Intangibles	13,793	13,793
(Less Accumulated Amortization)	(6,896)	(2,299)
Intangibles, net	451,604	436,950
Amortization Expense	4,597	2,299

Notes Payable – Current and Non-Current

The Company entered into an unsecured promissory note with a private company for services provided during 2019 for the principal amount of $106,410. The note bears an interest rate of 3.20% per annum with principal and interest payments due quarterly. The principal balances are to be paid in full on or before the note mature in December 2021. The balance of the note plus accrued interest was $113,329 and $109,815 respectively at December 31, 2021 and 2020.

The Company also entered into convertible promissory notes in April 2020 with a crowdfunding service for the principal amount of $160,814. The convertible notes bear a simple interest rate of 5.00% per annum to be computed on the basis of a year of 365 days for the actual number of days elapses. The maturity date are 36 months after the date of the notes and the notes shall be converted into units of Preferred units of the Company upon a change of control, a qualified financing, or at or after maturity. A new loan of $56,681 was obtained in 2021 and accrued interests were $11,094. The balance of the convertible notes plus accrued interest is $232,973 at December 31, 2021.

Member's Equity

The Company has authorized three series of Membership Interests Units. As of December 31,2021, authorized, issued, and outstanding member interests' units were as follows

	Authorized	Issued
Series A Units	20,000,000	101,754
Series B Units	20,000,000	4,031,935
Series C Units	10,000,000	-

Series A Units were offered and sold at one time or from time to time as determined by the Board, at a price determined by the Board. The holders of Series A Units shall not be entitled to vote on any matter. As of December 2021, 101,754 units were issued as detailed below:

	Units	Amount at 12/31/2021	Amount at 12/31/2020
Series A Member units issued at no par	101,754	$ 58,000	$ -
Total Series A Members Units Issued	101,754	$ 58,000	$ -

Series B Units were issued by the Company. Each Series B Unit shall entitle the holder thereof to one vote. All outstanding Series B Units were issued to founding members or related parties during the period from April 01, 2019 (inception) through December 31, 2019, in exchange for cash and other assets valued at $16,095. As of December 2020, the Company losses were allocated to members per proportion of membership units, resulting in a decrease in value. In 2021, additional funds were raised with new signed purchased agreements resulting in a slight increase in value as detailed below:

	Units	Amount at 12/31/2021	Amount at 12/31/2020
Series B Member units issued at no par	4,016,935	(84,238)	(113,705)
Series B Member units issued at $1/unit	15,000	(426)	(426)
Total Series B Members Units Issued	4,031,935	$ (84,664)	$ (114,131)

Series C Units ("Incentive Shares") will be reserved for issuance by the Board for no consideration to employees and/or consultants to the Company. The holders of Series C Units shall not be entitled to vote on any matter. No Series C Units were issued by the Company as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and licensefees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C – FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities inactive markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:
- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E – RELATED PARTY TRANSACTIONS – NOTES PAYABLE

The Company obtains temporary funding to cover operational costs from its three main founders. During 2019, the Company entered into various unsecured promissory notes with the founding members. The notes bear interest at 10% per annum. The principal and accrued interest are due within thirty days of the founding member providing the Company written noticeof demand. At December 31, 2020 the total combined balance of the notes (principal and accrued interest) was $384,632. The total combined balance of the notes at December 31, 2021 was $415,810.

NOTE F – MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the District of Columbia. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE H – SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to March 30, 2022, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.